

06014206



PRESS RELEASE

Nestlé Acquisition of Uncle Tobys in Australia Enhances Group's Nutrition, Health and Wellness Dimension

Vevey, May 23, 2006 – Nestlé Australia has agreed to acquire the Uncle Tobys business in Australia, as well as the rights to the brand in New Zealand for AUD 890 million in cash, or 11.3 times 2005 EBITDA. Uncle Tobys had sales of approximately AUD 400 million in 2005 and an EBITDA of approximately AUD 79 million, with activities covering breakfast cereals, nutritious snacks, and instant soups. Uncle Tobys began operations in 1893 and the *Uncle Tobys* brand is iconic in the Australian market with unparalleled respect in the areas of nutrition and vitality. As such, the move underscores Nestlé's strategic focus on nutrition, health and wellness, and significantly improves its market positions in these three categories in Australia.

Breakfast cereals account for more than 40% of Uncle Tobys sales. As part of the overall transaction, Cereal Partners Worldwide (CPW), the successful joint-venture between Nestlé and General Mills and the global number two in cereals, will acquire the Uncle Tobys cereals business. CPW entered the Australian market in 2003 with the *Milo, Cheerios* and *Nesquik* brands. This acquisition makes it the number two player in the market, one of the largest in the world. It also provides a manufacturing facility for CPW in Australia.

This acquisition also gives Nestlé Australia the number one position in nutritious snacks, under the *Uncle Tobys* brand, and the number two position in instant soups, under the *Country Cup* brand. Both categories are strategically important in the Group's drive towards nutrition, health and wellness. The combination of the Uncle Tobys and Nestlé businesses provides a strong opportunity for synergies, both in terms of cost, but also through growing the Uncle Tobys brands in channels where Nestlé has particular strength, including impulse.

The acquisition of this well respected Australian company with more than 900 employees and a production facility in Wahgunyah, Victoria, underscores Nestlé's traditional commitment to Australia. Indeed, Nestlé Australia had total sales of more than two billion Australian dollars in 2005 and will celebrate its 100-year presence on the Australian continent in 2008.

Contacts:	*Media:*	*Robin Tickle*	*Tel.: +41-21-924 3517*
	Investors:	*Roddy Child-Villiers*	*Tel.: +41-21-924 3622*